SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                           FORM 12B-25
                                           Commission File Number 0-23168


                   NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K
               [  ] Form 11-K
               [  ] Form 20-F
               [  ] Form 10-Q
               [  ] Form N-SAR

For Period Ended:  July 31, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  ____________________

          Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________
__________________________________________________________________________


                 Part I.  Registrant Information

Full name of registrant:  GameTek, Inc.

Former name if applicable:  N/A

Address of principal executive office (Street and number):

          3 Harbor Drive, Suite 110
          Sausalito, California  94965




                Part II.  Rule 12b-25 (b) and (c)


          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                       Part III.  Narrative

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report (or portion thereof) could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Registrant recently completed the process of moving its principal offices from Aventura, Florida to Sausalito, California, and relocating its financial records from Florida to its North Carolina offices. In addition, during the last fiscal quarter of the fiscal year that is the subject of this report, the Registrant accepted the resignation of the individual who had served as its chief financial officer, and a new controller was appointed by the Registrant in September 1996. These management changes created unavoidable delays in locating and verifying financial data required to prepare the Registrant's Form 10-K. In light of the Registrant's preliminary determination of a significant loss for the 1996 fiscal year, as well as the need to allocate various earnings charges taken during such fiscal year, the Registrant requires additional time in which to adequately verify the recently relocated financial data for the period in question.
Furthermore, the Registrant is in the process of resolving certain accounting issues that materially affect its financial statements, as well as related disclosures throughout the report.


          As a result of these circumstances, Coopers & Lybrand, the independent public accounting firm retained by the Registrant to audit the Registrant's books and records for the 1996 fiscal year, has been delayed in completing its audit of the Registrant's books and records for the 1996 fiscal year, as well as its final review and approval of the Form 10-K and of the audited financial statements to be incorporated therein.

          As a result of the foregoing, the Registrant's annual report on Form 10-K could not be filed without unreasonable effort and expense by the prescribed due date.




                         Part IV.  Other Information

          1. Name and telephone number of person to contact in regard to this notification:

     Max Rudminat, Controller            (919)        403-6199
----------------------------------------------------------------
             (Name)                    (area code)    (Tel. No.)

          2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X] Yes     [ ] No


          3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes     [  ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See below.)


        The Company expects to report a loss of approximately $13,000,000 its fiscal year ended July 31, 1996. The Company reported a loss of $15,400,000 for its fiscal year ended July 31, 1995. Net revenues decreased from $33.9 million in fiscal 1995 to $12.4 million in fiscal 1996, primarily as a result of a lack of strong product offerings by the Company, a high level of product returns and allowances, and significant charges associated with the Company's restructuring, including termination of domestic distribution operations, the closure of two offices in the United States, and substantial investment in software development technology.



               GAMETEK, INC.
------------------------------------------------
(Name of Registrant as specified in this charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  October 29, 1996                 By:    /s/ Max Rudminat
                                           -----------------------------
                                               Max Rudminat
                                                Controller